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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Silverado Arbitrage Trading Ltd.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park 80 East, 3rd Floor
(No. and Street)

Saddle Brook (City) New Jersey (State) 07663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey D. Cohen (201) 843-9448
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) **New York** (City) **NY** (State) **10018-7010** (Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING WASH. D.C. SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA 3/23

OATH OR AFFIRMATION

I, Jeffrey D. Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverado Arbitrage Trading, Ltd., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

MARIA MASSA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Apr. 9, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERADO ARBITRAGE TRADING LTD.

DECEMBER 31, 2004

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors of
Silverado Arbitrage Trading Ltd.

We have audited the accompanying statement of financial condition including the schedule of investments of Silverado Arbitrage Trading Ltd. (the "Company"), as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Silverado Arbitrage Trading Ltd. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 22, 2005

SILVERADO ARBITRAGE TRADING LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 683	
Due from broker	5,906,510	
Investments in securities, at fair value	10,121,160	
Interest and dividends receivable	84,156	
Other assets	23,462	
Total assets		$16,135,971

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$ 3,884,916	
Management and investment advisor fees payable	20,390	
Accounts payable and accrued expenses	75,753	
Total liabilities		$ 3,981,059
Stockholders' equity:		
Common stock	990	
Additional paid-in capital	7,403,934	
Retained earnings	4,749,988	
Total stockholders' equity		12,154,912
Total liabilities and stockholders' equity		$16,135,971

The accompanying notes are an integral part of this statement of financial condition.

SILVERADO ARBITRAGE TRADING LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS.

Silverado Arbitrage Trading Ltd. (the "Company") a Cayman Islands Corporation, is a registered broker-dealer with the United States Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc., a United States based broker-dealer self-regulatory organization. The investment objective of the Company is to seek substantial appreciation by engaging in a combined program of convertible arbitrage and risk arbitrage trading.

The Company has an advisory agreement with Silverado Capital Management LLC, (the "Manager"), to act as the Company's investment advisor. The Manager is also the general partner and investment manager of Silverado Arbitrage Partners, L.P., which owns 100% of the Company's capital stock at December 31, 2004, and is also the investment manager of Silverado Arbitrage Investors, Ltd. The Manager is a Delaware limited liability company.

Silverado Arbitrage Partners, L.P. was organized as a limited partnership under the provisions of the Delaware Revised Uniform Limited Partnership Act and its purpose is to invest proceeds raised from investors in the Company. Silverado Arbitrage Investors Ltd. (a regulated mutual fund for the purposes of Mutual Fund Laws of the Cayman Islands, registered with the Monetary Authority) was inactive for the year ended December 31, 2004.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(c) Securities Transactions:

The Company records its securities transactions and related income and expenses on a trade date basis.

Securities listed on a national securities exchange or quoted on NASDAQ are valued at their last sales price as of the last business day of the year. Listed securities with no reported sales on such date and over-the-counter securities are valued at their last closing bid price if held long by the Company and last closing ask price if sold short by the Company. The resulting change in unrealized appreciation and depreciation is reflected in the statement of operations. If market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

(d) Net Asset Value Per Common Share:

Pursuant to the provisions of the articles of association, the net asset value of the Company's common shares is determined on a monthly basis or at such other times as may be deemed necessary by the Company's board of directors. The net asset value per common share is determined by dividing total stockholders' equity by the number of capital shares.

(e) Fair Value of Financial Instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statements of assets and liabilities.

(f) Taxes:

The Cayman Islands currently has no income or capital gain tax applicable to the Company.

(g) Credit Risk:

The Company maintains its securities in an account with its clearing broker, and management believes it is not exposed to any significant credit risk in that account.

NOTE 3 – RELATED PARTY TRANSACTIONS.

The Manager earns a management fee equal to .0833% (1% per annum) of the Company's net asset value as of the last day of each calendar month. The Manager also earns a facility fee for trading expenses and research facilities. The facility fee is calculated monthly at an amount not to exceed .0833% (1% per annum) of the Company's net assets.

NOTE 3 - RELATED PARTY TRANSACTIONS. (Continued)

Pursuant to an agreement, Asset Alliance Corporation ("Asset Alliance"), an investment management holding company, provides certain administrative services for the Company. These services are in addition to accounting and related services which are provided by a third party fund administration firm (the "Administrator"). In 2004, the Company paid $6,680 to Asset Alliance which represented the balance of the prior year's administrative fees. Affiliated companies of Asset Alliance are part of the ownership of the Company's Manager.

As of January 1, 2004, $948,823 was redeemed by Silverado Arbitrage Partners, L.P. which distributed such amount to Asset Alliance Corporation as full redemption of its limited partner's capital account.

NOTE 4 - COMMON STOCK.

The Company has authorized capital of 5,000,000 shares of common stock with a par value of $.01 per share. At December 31, 2004, 98,925 shares were issued and outstanding with a net asset value of $122.86 per share. Stockholders may withdraw common stock from the Company as of the end of any fiscal quarter or as otherwise consented to by the Company.

Silverado Arbitrage Investors, Ltd.'s ("SAI") investment subscription in the Company at December 31, 2004 is $1,000. SAI is not participating in any appreciation or depreciation of the Company until such time as SAI obtains new investment funds.

NOTE 5 - NET CAPITAL REQUIREMENT.

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000 whichever is greater. As of December 31, 2004, the Company has net capital of $9,607,089, which exceeded the minimum requirement by $9,507,089.

NOTE 6 – INVESTMENTS IN SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED.

Investments in securities and securities sold, not yet purchased, at market value at December 31, 2004 are:

	Securities Owned	Securities Sold, Not Yet Purchased
Common and preferred stock	$ 8,518,792	$2,921,494
Corporate convertible debt	649,250	-
Equity options	953,118	963,422
Total marketable	$10,121,160	$3,884,916

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK OR CONCENTRATIONS OF CREDIT RISK.

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance-sheet risk. These financial instruments primarily consist of written contracts and securities sold, not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments on specific terms at specified future dates. Each of these financial instruments contains varying degrees of off-balance-sheet risk whereby changes in the market values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition.

Securities transactions of the Company are primarily maintained, cleared and held by one registered U.S. broker-dealer firm pursuant to a clearance agreement. As such, the Company is subject to credit risk exposure and believes that it has effective procedures for evaluating and limiting the credit and market risks to which it may be subject. Margin debt balances and securities sold, not yet purchased are collateralized by certain of the securities and cash held by the broker, if any. Margin interest is paid at the daily broker call rate.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS.

The amounts disclosed below represent the December 31, 2004 market values of derivative financial instruments held or issued for trading purposes.

	Market Values
Equity options:	
Assets	$953,118
Liabilities	$963,422

For the year ended December 31, 2004, the net gains and losses on purchased and written options totaled $472,190 and $439,482, respectively, and are included in the trading gain in the statement of operations.

SILVERADO ARBITRAGE TRADING LTD.

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2004

SILVERADO ARBITRAGE TRADING LTD.

DECEMBER 31, 2004

INDEX

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Silverado Arbitrage Trading Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Silverado Arbitrage Trading Ltd., (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of stockholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 22, 2005